                                                                                                                       Exhibit 12-1
Exelon Corporation
Ratio of Earnings to Fixed Charges
(amounts in million of dollars)
                                                                                                                    Six Months Ended
                                                                             Years Ended December 31,                   June 30,
                                                                  1998       1999      2000      2001      2002           2003
                                                                  ----       ----      ----      ----      ----           ----

Pre-tax income from continuing
      operations before adjustment for income
      or loss from equity investees and minority interest          840        965       901      2,347     2,668          991

Plus:       Amortization of capitalized interest (a)                 -          -         -          -         -            -
            (Income) or loss from equity investees                  54         38        41        (62)      (79)         (33)
            Minority interest                                        -          -         -          -         5            3

Less:       Interest capitalized                                   (15)        (8)       (6)       (25)      (30)         (14)
            Preference security dividend
               requirements of consolidated
               subsidiaries                                        (22)       (20)      (17)       (16)      (14)          (6)
                                                                --------------------------------------------------------------

Pre-tax income from continuing
      operations after adjustment for income or loss
      from equity investees, minority interest, capitalized
      interest and preference security dividend requirements       857        975       919      2,244     2,550          941
                                                                --------------------------------------------------------------

Fixed charges:

Interest expensed and capitalized,
      amortization of debt discount and
      premium on all indebtedness                                  338        402       616      1,124       986          457
Interest component of rental expense                                23         18        14         25        28           11
Distributions on mandatorily redeemable preferred securities        31         21        14         39        37           19
Preference security dividend requirements
      of consolidated subsidiaries                                  22         20        17         16        14            6
                                                                --------------------------------------------------------------

Total fixed charges                                                414        461       661      1,204     1,065          493
                                                                --------------------------------------------------------------

Pre-tax income from continuing operations
      after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference
      security dividend requirements plus fixed charges          1,271      1,436     1,580      3,448     3,615        1,434
                                                                --------------------------------------------------------------

Ratio of earnings to fixed charges                                3.07       3.11      2.39       2.86      3.39         2.91
                                                                ==============================================================


(a) Not included pursuant to Section 503(d)1(C) of Regulation S-K.

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